As filed with the Securities and Exchange Commission on December 12, 2005.

Registration No. 333-112461

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

POZEN INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	62-1657552
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

1414 Raleigh Road, Suite 400

Chapel Hill, North Carolina 27517

(919) 913-1030

(Address, Including Zip Code, and Telephone Number, Including Area Code,

of Registrant’s Principal Executive Offices)

John R. Plachetka, Pharm.D.

Chairman and Chief Executive Officer

POZEN Inc.

1414 Raleigh Road, Suite 400

Chapel Hill, North Carolina 27517

(919) 913-1030

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Andrew P. Gilbert, Esq.

Morgan, Lewis & Bockius LLP

502 Carnegie Center

Princeton, New Jersey 08540

(609) 919-6600

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement, as determined by market conditions.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the “Securities Act”), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)		Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee
Common Stock, par value $.001 per share	8,540,000	(3)	$11.91	$101,711,400	$12,886.83	(4)

(1)	Pursuant to Rule 416(a) the number of shares being registered shall be adjusted to include any additional shares that may be issuable as a result of a distribution, split, combination or similar transaction.
(2)	The proposed maximum aggregate offering price, estimated solely for the purpose of calculating the registration fee, has been computed pursuant to Rule 457(c) promulgated under the Securities Act of 1933 and is based on the average of the high and low prices of POZEN Inc.’s common stock, par value $.001 per share on January 27, 2004, as reported by The Nasdaq National Market.
(3)	Includes up to an aggregate of 8,000,000 shares of common stock offered by POZEN Inc. and up to an aggregate of 540,000 shares of common stock offered by the Selling Stockholders.
(4)	A filing fee of $12,866.83 was previously paid in connection with the filing of this Registration Statement on Form S-3 (file No. 333-112461), which was filed by the Company on February 3, 2004.

The information in this prospectus is not complete and may be changed or supplemented. No securities described in this prospectus can be sold until the registration statement that we filed to cover the securities has become effective under the rules of the Securities and Exchange Commission. This prospectus is not an offer to sell the securities, nor is it a solicitation of an offer to buy the securities in any state where an offer or sale of the securities is not permitted.

SUBJECT TO COMPLETION, dated December 12, 2005

Prospectus

8,540,000 Shares

POZEN INC.

Common Stock

We may offer up to an aggregate of 8,000,000 shares of our common stock. In addition, the Selling Stockholders named in this prospectus may offer up to an aggregate of 540,000 shares of our common stock.

Our common stock is listed on The Nasdaq National Market under the symbol “POZN.” The last reported sale price of our common stock on The Nasdaq National Market on December 8, 2005 was $10.34 per share. We may sell the shares of common stock through underwriters, through dealers, directly to one or more institutional purchasers or through agents.

Investing in shares of our common stock involves risk. See “ Risk Factors” beginning on page 4 of this prospectus. You should read this document and any prospectus supplement carefully before you invest.

This prospectus will allow us and the Selling Stockholders to offer for sale shares of our common stock over time. We will provide a prospectus supplement each time we issue any shares of common stock, which will inform you about the specific terms of that offering and may also supplement, update or amend information contained in this document.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is December     , 2005.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the SEC using a “shelf” registration process. Under the shelf registration process, we or the Selling Stockholders may sell from time to time the shares of common stock described in the prospectus in one or more offerings. You should rely only on the information contained in this prospectus and the documents incorporated by reference. We have not authorized anyone to provide you with information different from that contained in this prospectus. Each time that we sell shares of common stock under this prospectus we will provide a prospectus supplement that will contain specific information about the terms of that offering. The Selling Stockholders may sell none, some or all of the shares of common stock offered by the Selling Stockholders under this prospectus. Each time that a Selling Stockholder sells shares of common stock under this prospectus we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to, update or change information in this prospectus. The information in this prospectus is accurate as of its date. You should carefully read this prospectus, the prospectus supplement and the documents that we have incorporated by reference below.

Unless the context otherwise requires, references in this prospectus to “we,” “us” and “our” refer to POZEN Inc. and its subsidiaries. To understand this offering fully, you should read this entire document carefully, particularly the “Risk Factors” section, as well as the documents identified in the section titled “Where You Can Find More Information.”

WHO WE ARE

POZEN is a pharmaceutical company focused primarily on products for the treatment of migraine, acute and chronic pain and other pain-related indications. Our product development emphasis is on diseases with unmet medical needs where we can improve efficacy, safety and/or patient convenience. Since our inception, we have focused our efforts primarily on the development or regulatory approval of pharmaceutical products for the treatment of migraine. We are also exploring the development of product candidates in other pain-related therapeutic areas. We intend to enter into collaboration agreements to commercialize our product candidates, and have entered into, and expect to continue to enter into such collaborations. We have not obtained regulatory approval to market any of our product candidates.

Our business activities have included:

•	product candidate research and development;

•	designing and funding clinical trials for our product candidates;

•	regulatory and clinical affairs;

•	intellectual property prosecution and expansion; and

•	business development, including product acquisition and/or licensing and collaboration activities.

Our Principal Product Candidates

We are currently developing TreximaTM in collaboration with GlaxoSmithKline (GSK). Trexima is GSK’s proposed brand name for the combination of sumatriptan succinate, formulated with GSK’s RT TechnologyTM, and naproxen sodium in a single tablet designed for the acute treatment of migraine. Trexima incorporates our MT 400 technology, which refers to our proprietary combinations of a triptan (5-HT1B/1D agonist) and a non-steroidal anti-inflammatory drug (NSAID). We filed the Trexima New Drug Application (NDA) with the U.S. Food and Drug Administration (FDA) in August 2005 and received confirmation from the FDA in October 2005 that the NDA has been accepted for review.

We are also exploring the development of product candidates that combine an acid inhibitor with an NSAID. These product candidates are intended to provide management of pain and inflammation associated with conditions such as osteoarthritis, with fewer gastrointestinal complications compared to an NSAID taken alone. We currently have two PN product candidates in development that combine a proton pump inhibitor (PPI) with an NSAID in a single tablet – PN 100, a combination of lansoprazole and naproxen, and PN 200, a combination of omeprazole and naproxen. We expect to begin Phase 3 studies for one of our PN product candidates in the first half of 2006. A third product candidate under this exploratory program, PA 325, a combination of a PPI and aspirin, is currently in formulation development.

Our other exploratory program involves the development of product candidates containing lornoxicam, an NSAID. These product candidates, which are being developed under an exclusive license agreement with Nycomed Danmark ApS (Nycomed) granting us certain rights to develop and commercialize products containing lornoxicam, are intended to treat pain or other pain-related indications. We have filed Investigational New Drug Applications (INDs) with the FDA for an oral and an injectable lornoxicam formulation.

We have incurred significant losses since our inception and have not generated any revenue from product sales. As of June 30, 2005, our accumulated deficit was approximately $124.0 million. Our historical operating losses have resulted principally from our research and development activities, including clinical trial activities for our product candidates and general and administrative expenses. Research and development expenses include salaries and benefits for personnel involved in our research and development activities and direct development costs, which include costs relating to the formulation and manufacturing of our product candidates, costs relating to preclinical studies, including toxicology studies, and clinical trials, and costs relating to compliance with regulatory requirements applicable to the development of our product candidates. Since inception, our research and development expenses have represented 72% of our total operating expenses. In the six-month period ended June 30, 2005, our research and development expenses represented approximately 66% of our total operating expenses.

We expect that we may continue to incur operating losses over the next several years as we complete the development and seek regulatory approval for our product candidates, develop other product candidates and acquire and develop product portfolios in other therapeutic areas. Our results may vary depending on many factors, including:

•	the progress of Trexima and our other product candidates in the clinical and regulatory process;

•	the establishment of new collaborations and progress and/or maintenance of our existing collaborations for the development and commercialization of any of our product candidates;

•	the acquisition and/or in-licensing, and development, of other therapeutic product candidates; and

•	costs related to the lawsuits that have been filed against us and our current or former directors and officers relating to the approvability of MT 100 and MT 300.

Our ability to generate revenue is dependent upon our ability, alone or with others, to achieve the milestones set forth in our collaboration agreements, to enter into additional collaboration agreements, and successfully develop product candidates, obtain regulatory approvals and successfully manufacture and commercialize our future products.

Our principal executive office is located at 1414 Raleigh Road, Suite 400, Chapel Hill, North Carolina 27517, and our telephone number is (919) 913-1030. Our website address is www.pozen.com. The information on our website is not incorporated into this prospectus and should not be considered to be a part of this prospectus. We have included our website address as an inactive textual reference only.

Further information on our product candidates is contained on pages 18-20 of this Prospectus under the heading “Business Overview.”

RISK FACTORS

You should carefully consider the following risk factors and the section entitled “Forward-Looking Statements” before you decide to buy our common stock.

Risks Related to Our Business

Our business is subject to certain risks and uncertainties, each of which could materially adversely affect our business, financial condition, cash flows and results of operations.

We depend heavily on the success of our product candidates, which may never be approved for commercial use. If we are unable to develop, gain approval of or commercialize those product candidates, we will never receive revenues from the sale of our product candidates.

We anticipate that for the foreseeable future our ability to achieve profitability will be dependent on the successful development, approval and commercialization of our current product candidates. In addition to the inability to obtain regulatory approval, many other factors could negatively affect the success of our efforts to develop and commercialize our product candidates, including those discussed in the risk factors that follow as well as negative, inconclusive or otherwise unfavorable results from any studies or clinical trials, such as those that we obtained with respect to MT 500, which led to our decision to discontinue development of that product candidate in 2002. We have also decided to discontinue development of MT 100 in the U.S. and to explore the possibility of selling or otherwise disposing of the MT 100 asset, based upon the determination of an FDA Advisory Committee in August 2005. The Advisory Committee determined, following our receipt of a not approvable letter from the FDA in 2004, that the potential, but unquantified, risk of tardive dyskinesia, an involuntary movement disorder associated with the use of metoclopramide, one of the components of MT 100, outweighed the benefits, as defined by the FDA, of metoclopramide hydrochloride in combination with naproxen sodium. Further, based upon our understandings from our recent communications with the FDA, in which the FDA restated its concerns that approval of MT 300 was problematic due to the higher incidence of nausea at two hours following dosing in patients treated with MT 300 compared with placebo, we do not believe it is possible to reverse the not approvable status of MT 300 stated in the not approvable letter we received from the FDA in 2003.

We have incurred losses since inception and we may continue to incur losses for the foreseeable future. We do not have a current source of product revenue.

We have incurred losses in each year since our inception. As of September 30, 2005, we had an accumulated deficit of approximately $128.6 million. Our ability to receive product revenue from the sale of products is dependent on a number of factors, principally the development, regulatory approval and successful commercialization of our product candidates. We expect that the amount of our operating losses will fluctuate significantly from quarter to quarter principally as a result of increases and decreases in our development efforts and the timing of payments that we may receive from others. We expect to continue to incur significant operating losses and do not know when, if and to what extent we will generate product revenue.

Our only current potential sources of revenue are the payments that we may receive pursuant to our collaboration agreement with GSK for Trexima. Further, we may have to pay Valeant NA a $1.0 million withdrawal fee if we do not prevail in our current dispute with them as to whether the withdrawal fee is payable. This amount is currently reflected in our financial statements as deferred revenue and will never be recognized as revenue if repaid.

Changes in regulatory approval policy or regulations or in the regulatory environment during the development period of any of our product candidates may result in delays in the approval, or rejection, of the application for approval of one or more of our product candidates. If we fail to obtain approval, or are delayed in obtaining approval, of our product candidates, our ability to generate revenue will be severely impaired.

The process of drug development and regulatory approval for product candidates takes many years, during which time the FDA’s interpretations of the standards against which drugs are judged for approval may evolve or change. The FDA can also change its approval policies based upon changes in laws and regulations. In addition, it can decide, based on its then current approval policies, any changes in those policies and its broad discretion in the approval process, to weigh the benefits and the risks of every drug candidate. As a result of any of the foregoing, the FDA may decide that the data we submit in support of an application for approval of a drug candidate are insufficient for approval. Further, changes in policy or interpretation may not be the subject of published guidelines and may therefore be difficult to evaluate. For example, the FDA has not recently published guidelines for the approval of new migraine therapies, and we have had to rely on periodic guidance from the FDA obtained in conversations and other meetings, the content of which may be subject to significant modification over the period of a drug’s development program. There is also the risk that we and the FDA may interpret such guidance differently.

Further, additional information about the potential risks of marketed drugs may affect the regulatory approval environment, or the FDA’s approval policies, for new product candidates. For example, in February 2005 an advisory committee convened by the FDA met to address the potential cardiovascular risks of COX-2 selective NSAIDs and related drugs in response to disclosures made about possible adverse effects from the use of some of these drugs. On April 7, 2005 the FDA issued a Public Health Advisory (Advisory) based, in part, upon the recommendations of the advisory committee. The Advisory stated that it would require that manufacturers of all prescription products containing NSAIDs provide warnings regarding the potential for adverse cardiovascular events as well as life-threatening gastrointestinal events associated with the use of NSAIDs. Moreover, subsequent to the FDA advisory committee meeting in February 2005, the FDA has indicated that long-term studies evaluating cardiovascular risk will be required for approval of new NSAID products that may be used on an intermittent or chronic basis. For example, we believe that long-term cardiovascular safety studies will be required for NDA approval of our oral lornoxicam product candidate. We do not know to what extent the FDA’s actions may otherwise adversely affect or delay the approvability of our product candidates which contain NSAIDs.

If we, or our current or future collaborators, do not obtain and maintain required regulatory approvals for one or more of our product candidates, we will be unable to commercialize those product candidates. Further, if we are delayed in obtaining or unable to obtain, any required approvals, our collaborators may be entitled to terminate their agreements with us or reduce or eliminate their payments to us under these agreements or we may be required to pay termination payments under these agreements.

Our product candidates under development are subject to extensive domestic and foreign regulation. The FDA regulates, among other things, the development, testing, manufacture, safety, efficacy, record keeping, labeling, storage, approval, advertisement, promotion, sale and distribution of pharmaceutical products in the United States. In order to market our products abroad, we must comply with extensive regulation by foreign governments. If we are unable to obtain and maintain FDA and foreign government approvals for our product candidates, we, alone or through our collaborators, will not be permitted to sell them. Failure to obtain regulatory approval for a product candidate will prevent us from commercializing that product candidate. None of our product candidates have been approved for sale in the United States or any foreign market and they may never be approved.

In the United States, a separate NDA or supplement must be filed with respect to each indication for which marketing approval of a product is sought. Each NDA, in turn, requires the successful completion of preclinical, toxicology, genotoxicity and carcinogenicity studies, as well as clinical trials demonstrating the safety and efficacy of the product for that particular indication. We may not receive regulatory approval of any of the NDAs that we file with the FDA or of any approval applications we may seek outside the United States.

Further, our current or future collaboration agreements may terminate, or require us to make certain payments to our collaborators, or our collaborators may have the right to terminate their agreements with us or reduce or eliminate their payments to us under these agreements, based on our inability to obtain, or delays in obtaining, regulatory approval for our product candidates. For example, under our current collaboration agreement with Valeant NA, we may elect to withdraw the NDA, if we determine that additional studies or data that are required by the FDA for approval of the NDA would jeopardize the commercial viability of MT 300 or exceed our financial resources available for MT 300. If we notify Valeant of this situation and Valeant NA elects not to assume control of efforts to seek approval of the NDA, then upon notice from Valeant NA, the agreement would terminate and we would be required to pay to Valeant NA a withdrawal fee of $1.0 million. We have begun discussions regarding termination of our commercialization agreement with Valeant NA. On July 21, 2005, we received a letter from Valeant NA seeking payment of the $1 million withdrawal fee required under certain conditions under the agreement. We do not believe that the withdrawal fee is payable based on our receipt of a not-approvable letter from the FDA with respect to our NDA for MT300. The agreement requires that unresolved disputes by the parties be referred to the respective chief executive officers for resolution. If still unresolved, the agreement provides for binding arbitration. Valeant NA has disputed our conclusion that the withdrawal fee is not payable and has indicated its intention to pursue the dispute resolution provisions provided for in the agreement. We can give no assurance that Valeant NA will agree to termination terms acceptable to us or that we will not be required to pay Valeant NA the $1.0 million withdrawal fee.

If we or our contract manufacturers do not maintain required regulatory approvals, we may not be able to commercialize our products. Approval of a product candidate may be conditioned upon certain limitations and restrictions as to the drug’s use, or upon the conduct of further studies, and is subject to continuous review. The FDA may also require us to conduct additional post-approval studies. These post-approval studies may include carcinogenicity studies in animals or further human clinical trials. The later discovery of previously unknown problems with the product, manufacturer or manufacturing facility may result in criminal prosecution, civil penalties, recall or seizure of products, or total or partial suspension of production, as well as other regulatory action against our product candidates or us. If approvals are withdrawn for a product, or if a product is seized or recalled, we would be unable to sell that product and therefore would not receive any revenues from that product.

We and our contract manufacturers are required to comply with the applicable FDA current Good Manufacturing Practices (“cGMP”) regulations, which include requirements relating to quality control and quality assurance, as well as the corresponding maintenance of records and documentation.

Further, manufacturing facilities must be approved by the FDA before they can be used to manufacture our product candidates, and are subject to additional FDA inspection. We, or our third-party manufacturers, may not be able to comply with cGMP regulations or other FDA regulatory requirements, which could result in a delay or an inability to manufacture the products.

Labeling and promotional activities are subject to scrutiny by the FDA and state regulatory agencies and, in some circumstances, the Federal Trade Commission. FDA enforcement policy prohibits the marketing of unapproved products as well as the marketing of approved products for unapproved, or off-label, uses. These regulations and the FDA’s interpretation of them may impair our ability to effectively market products for which we gain approval. Failure to comply with these requirements can result in federal and state regulatory enforcement action. Further, we may not obtain the labeling claims we believe are necessary or desirable for the promotion of our product candidates.

Because we do not believe it is possible to convince the FDA to reverse its conclusion as stated in its not-approvable letter for MT 300, we do not expect to receive any revenue from sales of MT 300 in the United States.

In October 2003, we received a not-approvable letter from the FDA related to our NDA for MT 300. The letter was issued based on the FDA’s conclusion that we had not submitted substantial evidence of effectiveness for MT 300 as an acute treatment for migraine. The FDA noted that, although MT 300 provided a statistically significant improvement over placebo on the pre-defined endpoint of sustained pain relief at 24 hours post dose as well as relief of pain at two hours post dose, MT 300 failed to achieve statistical significance versus placebo for the relief of all of the ancillary symptoms of migraine (nausea, photophobia and phonophobia) at two hours.

Further, the FDA noted that the incidence of nausea, one of the associated symptoms of migraine, was statistically significantly higher following MT 300 treatment versus placebo at two hours. Since our receipt of the not-approvable letter, we have had continuing communications with the FDA regarding the MT 300 NDA. Based upon our understandings from our most recent communications with the FDA and our understanding of the FDA’s current standards for approval of migraine drugs, we do not believe it is possible to reverse the not approvable status of the MT 300 NDA. Therefore, we do not believe that we will receive any revenue from sales of MT 300 in the US.

Our reliance on collaborations with third parties to develop and commercialize our products is subject to inherent risks and may result in delays in product development and lost or reduced revenues, restricting our ability to commercialize our products and adversely affecting our profitability.

Under our current strategy, and for the foreseeable future, we expect to depend upon collaborations with third parties to develop our product candidates and we expect to depend substantially upon third parties to commercialize our products. As a result, our ability to develop, obtain regulatory approval of, manufacture and commercialize our existing and any future product candidates depends upon our ability to maintain existing, and enter into and maintain new, contractual and collaborative arrangements with others. We also engage, and intend in the future to continue to engage, contract manufacturers and clinical trial investigators. In addition, the identification of new compounds or product candidates for development has led us, and may continue to require us, to enter into license or other collaborative agreements with others, including pharmaceutical companies and research institutions. Collaborative agreements for the acquisition of new compounds or product candidates may require us to pay license fees, make milestone payments and/or pay royalties. Furthermore, these agreements may result in our revenues being lower than if we developed our product candidates ourselves and in our loss of control over the development of our product candidates.

Contractors or collaborators may have the right to terminate their agreements with us or reduce their payments to us under those agreements on limited or no notice and for reasons outside of our control. We currently have a collaboration with GSK for the development and commercialization of certain triptan combinations using our MT 400 technology in the United States and a collaboration with Valeant NA in the United States for the development and commercialization of MT 300. In these collaboration agreements, our collaborators have the right to terminate the agreement upon a default by us. In addition, GSK is entitled to terminate its agreement upon 90 days’ notice for any reason. Additionally, GSK may reduce the royalties on net sales of products payable to us under the agreement if generic competitors attain a pre-determined share of the market for products marketed under the agreement, or if GSK owes a royalty to one or more third parties for rights it licenses from those third parties to commercialize products marketed under the agreement. Valeant NA is entitled to terminate its agreement with us and a $1.0 million withdrawal fee payable by us if we choose to withdraw the NDA for MT 300 for commercial or financial reasons under the conditions specified in the agreement. Due to our belief that the FDA will not approve the NDA for MT 300, we have begun discussions with Valeant NA regarding termination of our agreement and Valeant NA has demanded payment of the $1.0 million withdrawal fee.

If our current or future licensees exercise termination rights they may have, or if these license agreements terminate because of delays in obtaining regulatory approvals, or for other reasons, and we are not able to establish replacement or additional research and development collaborations or licensing arrangements, we may not be able to develop and commercialize our product candidates. Moreover, any future collaborations or license arrangements we may enter into may not be on terms favorable to us.

A further risk we face with our collaborations is that business combinations and changes in the collaborator or their business strategy may adversely affect their willingness or ability to complete their obligations to us.

Our current or any future collaborations or license arrangements ultimately may not be successful. Our agreements with collaborators typically allow them discretion in electing whether to pursue various regulatory, commercialization and other activities or with respect to the timing of the development, such as our agreement with GSK under which GSK determines, among other things, the exact formulation and composition of the product candidates using our MT 400 technology for use in the Trexima clinical trials. If any collaborator were to breach its agreement with us or otherwise fail to conduct collaborative activities in a timely or successful manner, the pre-clinical or clinical development or commercialization of the affected product candidate or research program would be delayed or terminated. Any delay or termination of clinical development or commercialization would delay or eliminate our potential product revenues.

Other risks associated with our collaborative and contractual arrangements with others include the following:

•	we may not have day-to-day control over the activities of our contractors or collaborators;

•	third parties may not fulfill their regulatory or other obligations;

•	we may not realize the contemplated or expected benefits from collaborative or other arrangements; and

•	disagreements may arise regarding a breach of the arrangement, the interpretation of the agreement, ownership of proprietary rights, clinical results or regulatory approvals.

These factors could lead to delays in the development of our product candidates and/or the commercialization of our products or reduction in the milestone payments we receive from our collaborators, or could result in our not being able to commercialize our products. Further, disagreements with our contractors or collaborators could require or result in litigation or arbitration, which would be time-consuming and expensive. Our ultimate success may depend upon the success and performance on the part of these third parties. If we fail to maintain these relationships or establish new relationships as required, development of our product candidates and/or the commercialization of our products will be delayed or may never be realized.

A collaborator may withdraw support or cease to perform work on our product candidates if the collaborator determines to develop its own competing product candidate instead.

We have entered into collaboration and license agreements, and expect to continue to enter into such agreements, with companies that have products and are developing new product candidates that compete or may compete with our product candidates. If one of our collaborators should decide that the product or a product candidate that the collaborator is developing would be more profitable for the collaborator than our product candidate covered by the collaboration or license agreement, the collaborator may withdraw support for our product candidate or may cease to perform under our agreement. In the event of a termination of the collaborator’s agreement upon such cessation of performance, we would need to negotiate an agreement with another collaborator in order to continue the development and commercialization efforts for the product candidate. If we were unsuccessful in negotiating another agreement, we might have to cease development activities of the particular product candidate. Our development and commercialization agreement with GSK is subject to this risk. GSK has publicly disclosed that it is exploring the development of several early-stage compounds for the treatment of migraine. If GSK decides to focus its development and commercialization efforts on its own products rather than continuing to work with us on Trexima or any other product candidates that may be developed under the agreement, it has the ability to terminate our agreement upon 90 days’ written notice. In such a case, we would need to enter into a new development and commercialization agreement and would need to start the development process all over again. If we were able to negotiate a new development and commercialization agreement to develop our MT 400 technology, which is not certain, we would face delays and redundant expenses in that development.

We need to maintain current agreements and enter into additional agreements with third parties that possess sales, marketing and distribution capabilities, or establish internally the capability to perform these functions, in order to successfully market and sell our future drug products.

We have no sales or distribution personnel or capabilities. If we are unable to maintain current collaborations or enter into additional collaborations with established pharmaceutical or pharmaceutical services companies to provide those capabilities, or, alternatively, we are unable to develop internally sales and distribution capabilities, we will not be able to successfully commercialize our products. To the extent that we enter into marketing and sales agreements with third parties, our revenues, if any, will be affected by the sales and marketing efforts of those third parties. Further, we cannot guarantee that, should we elect to develop our own sales and distribution capabilities, we would have sufficient resources to do so, or would be able to hire the qualified sales and marketing personnel we would need.

We need to conduct preclinical, toxicology, genotoxicity and carcinogenicity and other safety studies, and clinical trials, for our product candidates. Any unanticipated results, unforeseen costs or delays in the conduct of these studies or trials, or the need to conduct additional studies or trials or to seek to persuade the FDA to evaluate the results of a study or trial in a different manner, could reduce, delay or eliminate our receipt of revenues for one or more of our product candidates and adversely affect our ability to achieve profitability.

Generally, we must demonstrate the efficacy and safety of our product candidates before approval to market can be obtained from the FDA or the regulatory authorities in other countries. Our existing and future product candidates are and will be in various stages of clinical development. Depending upon the type of product candidate and the stage of the development process of a product candidate, we will need to complete preclinical, toxicology, genotoxicity and carcinogenicity and other safety studies, as well as clinical trials, on these product candidates before we submit marketing applications in the United States and abroad. These studies and trials can be very costly and time-consuming. For example, long-term cardiovascular safety studies, such as those the FDA has indicated will be required for approval of certain product candidates containing NSAIDs, typically take approximately three years. In addition, we rely on third parties to perform significant aspects of our studies and clinical trials, introducing additional sources of risk into our development programs.

It should be noted that the results of our clinical trials are not necessarily predictive of results we will obtain in subsequent clinical trials. This may occur for many reasons, including, among others, the variability of patient characteristics, including patient symptoms at the time of study treatment, the larger scale testing of patients in later trials, or differences in formulation or doses of the product candidate used in later trials. For example, our results from the first of our two Phase 3 pivotal clinical trial of Trexima differed from the results of our second Phase 3 clinical trial and the Phase 2 proof-of-concept trial of MT 400 that we conducted prior to entering into our collaboration with GSK. Whereas in the Phase 2 trial statistical significance was reached at two hours over placebo in the relief of all associated symptoms of migraine (nausea, photophobia and phonophobia), in the first Phase 3 study Trexima failed to achieve statistical significance at two hours compared to placebo in the relief of nausea. In the second Phase 3 pivotal clinical trial, Trexima demonstrated superiority over the individual components measured by sustained pain-free response (p<0.001 vs. naproxen; p=0.009 vs. sumatriptan) and met all other regulatory endpoints versus placebo.

The successful completion of clinical trials depends upon many factors, including the rate of enrollment of patients. If we are unable to recruit sufficient clinical patients during the appropriate period, we may need to delay our clinical trials and incur significant additional costs. We also rely on the compliance of our clinical trial investigators with FDA regulatory requirements and noncompliance can result in disqualification of a clinical trial investigator and data that is unusable. In addition, the FDA or Institutional Review Boards may require us to conduct additional trials or delay, restrict or discontinue our clinical trials on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. For example, even though we are entitled to submit an NDA for Trexima as a 505(b)(2) application, the FDA may require us to conduct more studies or trials than we now believe are necessary or required.

Further, even though we may have completed all planned clinical trials for a product candidate and submitted an NDA for such product candidate, the FDA may require us to conduct additional clinical trials, studies or investigations to support our NDAs. We may also determine from time to time that it would be necessary to seek to persuade the FDA to evaluate the results of a study or trial in a manner that differs from the way the FDA initially evaluated the results, or customarily evaluates results. In addition, we may have unexpected results that require us to reconsider the need for certain studies or trials. For example, results from a genotoxicity study involving MT 400 may require us to conduct chronic toxicology and carcinogenicity studies for Trexima or other MT 400 product candidates we may develop.

Once submitted, an NDA requires FDA approval before we can distribute or commercialize the product described in the application. Even if we determine that data from our clinical trials, toxicology, genotoxicity and carcinogenicity studies are positive, we cannot assure you that the FDA, after completing its analysis, will not determine that the trials or studies should have been conducted or analyzed differently, and thus reach a different conclusion from that reached by us, or request that further trials, studies or analyses be conducted. For example, although we believe that we provided the necessary data to support approval of the NDAs for MT 100 and MT 300, the FDA issued not-approvable letters for the MT 100 and MT 300 NDAs on May 28, 2004 and October 17, 2003, respectively, and based upon our understandings from our most recent communication with the FDA and our understanding of the FDA’s current standards for approval of migraine drugs, we do not believe it is possible to reverse the not approvable status of the NDA for MT 300. In addition, based upon our receipt of the not approvable letter for MT 100 and the outcome of an August 2005 FDA Advisory Committee meeting relating to the potential risk of tardive dyskinesia associated with the use of one of the components of MT 100, we made the decision to discontinue further development of MT 100 in the U.S.

The FDA may also require data in certain subpopulations, such as pediatric use, or, if such studies were not previously completed, may require long-term carcinogenicity studies, prior to NDA approval, unless we can obtain a waiver of such a requirement. We face similar regulatory hurdles in other countries to those that we face in the United States.

Our costs associated with our human clinical trials vary based on a number of factors, including:

•	the order and timing of clinical indications pursued;

•	the extent of development and financial support from collaborative parties, if any;

•	the need to conduct additional clinical trials or studies;

•	the number of patients required for enrollment;

•	the difficulty of obtaining sufficient patient populations and clinicians;

•	the difficulty of obtaining clinical supplies of our product candidates; and

•	governmental and regulatory delays.

We currently depend and will in the future depend on third parties to manufacture our product candidates. If these manufacturers fail to meet our requirements or any regulatory requirements, the product development and commercialization of our product candidates will be delayed.

We do not have, and have no plans to develop, the internal capability to manufacture either clinical trial or commercial quantities of products that we may develop or have under development. We rely upon third-party manufacturers to supply us with our product candidates. We also need supply contracts to sell our products commercially. There is no guarantee that manufacturers that enter into commercial supply contracts with us will be financially viable entities going forward, or will not otherwise breach or terminate their agreements with us. If we do not have the necessary commercial supply contracts, or if our current manufacturer is, or any of our future manufacturers are, unable to satisfy our requirements or meet any regulatory requirements, and we are required to find alternative sources of supply, there may be additional costs and delays in product development and commercialization of our product candidates or we may be required to comply with additional regulatory requirements.

If our competitors develop and commercialize products faster than we do or if their products are superior to ours, our commercial opportunities will be reduced or eliminated.

Our product candidates will have to compete with existing and any newly developed migraine therapies or therapies for any newly developed product candidates for the treatment of other diseases. There are also likely to be numerous competitors developing new products to treat migraine and the other diseases and conditions for which we may seek to develop products in the future, which could render our product candidates or technologies obsolete or non-competitive. Our primary competitors will likely include large pharmaceutical companies (including, based upon their current migraine portfolios, GSK, Merck & Co., Astra Zeneca, Johnson & Johnson and Pfizer, Inc.), biotechnology companies, universities and public and private research institutions. Based upon their migraine portfolios and the overall competitiveness of our industry, we believe that we face, and will continue to face, intense competition from other companies for securing collaborations with pharmaceutical companies, establishing relationships with academic and research institutions, and acquiring licenses to proprietary technology.

Our competitors, either alone or with collaborative parties, may also succeed with technologies or products that are more effective than any of our current or future technologies or products. Many of our actual or potential competitors, either alone or together with collaborative parties, have substantially greater financial resources, and almost all of our competitors have larger numbers of scientific and administrative personnel than we do.

Many of these competitors, either alone or together with their collaborative parties, also have significantly greater experience than we do in:

•	developing product candidates;

•	undertaking preclinical testing and human clinical trials;

•	obtaining FDA and other regulatory approvals of product candidates; and

•	manufacturing and marketing products.

Accordingly, our actual or potential competitors may succeed in obtaining patent protection, receiving FDA or other regulatory approval or commercializing products before we do. Any delays we encounter in obtaining regulatory approvals for our product candidates, such as we are currently experiencing as a result of the not-approvable letters we have received from the FDA on MT 100 and MT 300, increase this risk. Our competitors may also develop products or technologies that are superior to those that we are developing, and render our product candidates or technologies obsolete or non-competitive. If we cannot successfully compete with new or existing products, our marketing and sales will suffer and we may not ever receive any revenues from sales of products or may not receive sufficient revenues to achieve profitability.

If there is an adverse outcome in the securities class action or shareholder derivative lawsuits that have been filed against us or our current or former directors and officers, our business may be materially harmed. Further, defending against these lawsuits may be expensive and will divert the attention of our management.

Four purported class action lawsuits claiming violations of securities laws were filed between June 4 and July 28, 2004 in the U.S. District Court for the Middle District of North Carolina by holders of our securities against us and certain of our current and former officers. These actions have been consolidated for pre-trial purposes. A fifth case filed on August 6, 2004 has also been consolidated with those actions for pre-trial purposes. By order dated November 4, 2004, the court appointed a lead plaintiff, who filed a consolidated amended complaint (amended complaint) on December 20, 2004. The defendants named in the amended complaint are POZEN and John R. Plachetka, our chairman and chief executive officer. The complaint alleges violations of federal securities laws, including violations of Section 10(b) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5, and violations of Section 20(a) of the Exchange Act against Dr. Plachetka. The amended complaint alleges that we made false and misleading statements concerning our product candidates MT 100 and MT 300 during the class period. The amended complaint requests certification of a plaintiff class consisting of purchasers of our stock between October 4, 2002 and May 28, 2004. On January 27, 2005, we moved to dismiss the amended complaint. On August 30, 2005, our motion to dismiss the complaint was denied.

In September 2004, two derivative actions were filed against certain of our current and former directors and officers in the Superior Court for the County of Orange in the State of North Carolina. These actions allege violations of state law, including breaches of fiduciary duties and insider sales, relating to the same allegedly misleading statements concerning the same product candidates MT 100 and MT 300 that are referenced in the various purported class action lawsuits. The cases have been consolidated and assigned to the North Carolina Business Court. The plaintiffs in the derivative actions have filed a consolidated amended complaint asserting the same claims as were asserted in the original complaints. On May 31, 2005, we filed a motion to dismiss the consolidated and amended complaint. On August 9, 2005, oral arguments were made before the North Carolina Business Court. The Court has not yet ruled on the motion to dismiss.

As with any litigation proceeding, we cannot predict with certainty the eventual outcome of these pending lawsuits. Furthermore, we will have to incur expenses in connection with these lawsuits, which may be substantial. In the event of an adverse outcome, our business could be materially harmed. Moreover, responding to and defending the pending litigation will result in a significant diversion of management’s attention and resources and an increase in professional fees.

If we are unable to protect our patents or proprietary rights, or if we are unable to operate our business without infringing the patents and proprietary rights of others, we may be unable to develop our product candidates or compete effectively.

The pharmaceutical industry places considerable importance on obtaining patent and trade secret protection for new technologies, products and processes. Our success will depend, in part, on our ability, and the ability of our licensors, to obtain and to keep protection for our products and technologies under the patent laws of the United States and other countries, so that we can stop others from using our inventions. Our success also will depend on our ability to prevent others from using our trade secrets. In addition, we must operate in a way that does not infringe, or violate, the patent, trade secret and other intellectual property rights of other parties.

We cannot know how much protection, if any, our patents will provide or whether our patent applications will issue as patents. The breadth of claims that will be allowed in patent applications cannot be predicted and neither the validity nor enforceability of claims in issued patents can be assured. If, for any reason, we are unable to obtain and enforce valid claims covering our products and technology, we may be unable to prevent competitors from using the same or similar technology or to prevent competitors from marketing identical products. In addition, due to the extensive time needed to develop and test our products, any patents that we obtain may expire in a short time after commercialization. This would reduce or eliminate any advantages that such patents may give us.

We may need to submit our issued patents for amendment or reissue if we determine that any claims within our patents should not have been issued. While such a submission may be based on our view that only specified claims should not have been granted to us, there can be no assurance that a patent examiner will not determine that additional claims should not have been granted to us. Such a risk exists with one of our patents covering MT 100, which we submitted for reissue after determining that certain specified claims that are not central to our protection of MT 100 should not have been issued.

We may need to license rights to third party patents and intellectual property to continue the development and marketing of our product candidates. If we are unable to acquire such rights on acceptable terms, our development activities may be blocked and we may be unable to bring our product candidates to market.

We may enter into litigation to defend ourselves against claims of infringement, assert claims that a third party is infringing one or more of our patents, protect our trade secrets or know-how, or determine the scope and validity of others’ patent or proprietary rights. As a result of such litigation, our patent claims may be found to be invalid, unenforceable or not of sufficient scope to cover the activities of an alleged infringement. If we are found to infringe the patent rights of others, then we may be forced to pay damages in an amount that might irreparably harm our business and/or be prevented from continuing our product development and marketing activities. Even if we are successful in defending any such claims of infringement or in asserting claims against third parties, such litigation is expensive, may have a material effect on our operations, and may distract management from our business operations. Regardless of its eventual outcome, any lawsuit that we enter into may consume time and resources that would impair our ability to develop and market our product candidates.

We have entered into confidentiality agreements with our employees, consultants, advisors and collaborators. However, these parties may not honor these agreements and, as a result, we may not be able to protect our rights to unpatented trade secrets and know-how. Others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets and know-how. Also, many of our scientific and management personnel were previously employed by competing companies. As a result, such companies may allege trade secret violations and similar claims against us.

If we fail to acquire, develop and commercialize additional products or product candidates, or fail to successfully promote or market approved products, we may never achieve profitability.

As part of our business strategy, we plan to identify, self-invent and/or acquire product candidates or approved products in areas in which we possess particular knowledge. Because we do not directly engage in basic research or drug discovery, we may rely upon third parties to sell or license product opportunities to us. Other companies, including some with substantially greater financial, marketing and sales resources, are competing with us to acquire such products and product candidates. We may not be able to acquire rights to additional products or product candidates on acceptable terms, if at all. In addition, if we acquire new products or product candidates with different marketing strategies, distribution channels and bases of competition than those of our current product candidates, we may not be able to compete favorably in those product categories.

None of our future products may be accepted by the market.

Even if our product candidates perform successfully in clinical trials and are approved by the FDA and other regulatory authorities, our future products may not achieve market acceptance and may not generate the revenues that we anticipate. The degree of market acceptance will depend upon a number of factors, including:

•	the receipt and timing of regulatory approvals;

•	the availability of third-party reimbursement;

•	the indications for which the product is approved;

•	the rate of adoption by healthcare providers;

•	the rate of product acceptance by target patient populations;

•	the price of the product relative to alternative therapies;

•	the availability of alternative therapies;

•	the extent and effectiveness of marketing efforts by us and third-party distributors and agents;

•	the existence of adverse publicity regarding our products or similar products; and

•	the extent and severity of side effects as compared to alternative therapies.

If we do not receive adequate third-party reimbursements for our future products, our revenues and profitability will be reduced.

Our ability to commercialize our product candidates successfully will depend, in part, on the extent to which reimbursement for the costs of such products and related treatments will be available from government health administration authorities, such as Medicare and Medicaid in the United States, private health insurers and other organizations. Significant uncertainty exists as to the reimbursement status of a newly approved healthcare product. Adequate third-party coverage may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product research and development. If adequate coverage and reimbursement levels are not provided by government and third-party payors for use of our products, our products may fail to achieve market acceptance.

Our future revenues, profitability and access to capital will be affected by the continuing efforts of governmental and private third-party payors to contain or reduce the costs of healthcare through various means. We expect that a number of federal, state and foreign proposals will seek to control the cost of drugs through governmental regulation. We are unsure of the form that any healthcare reform legislation may take or what actions federal, state, foreign and private payors may take in response to any proposed reforms. Therefore, we cannot predict the effect of any implemented reform on our business.

If product liability lawsuits are successfully brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.

The testing and marketing of pharmaceutical products entails an inherent risk of product liability. Product liability claims might be brought against us by consumers, healthcare providers, pharmaceutical companies or others selling our future products. If we cannot successfully defend ourselves against such claims, we may incur substantial liabilities or be required to limit the commercialization of our product candidates. We have product liability insurance that covers our human clinical trials in an amount equal to up to $10.0 million annual aggregate limit with a $0.1 million deductible per claim. The amount of insurance that we currently hold may not be adequate to cover all liabilities that may occur. However, insurance coverage is becoming increasingly expensive, and no assurance can be given that we will be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. We intend to expand our insurance coverage to include the sale of commercial products if we obtain marketing approval for any of our products. However, we may not be able to obtain commercially reasonable product liability insurance for any products approved for marketing. If a plaintiff brings a successful product liability claim against us in excess of our insurance coverage, if any, we may incur substantial liabilities and our business may be harmed or fail.

We may need additional funding and may not have access to capital. If we are unable to raise capital when needed, we may need to delay, reduce or eliminate our product development or commercialization efforts.

We may need to raise additional funds to execute our business strategy. We have incurred losses from operations since inception and we may continue to incur additional operating losses. Our actual capital requirements will depend upon numerous factors, including:

•	the progress of our research and development programs;

•	the progress of preclinical studies, clinical and other testing or the need conduct additional trials, studies or other testing;

•	the time and cost involved in obtaining any regulatory approvals;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	the effect of competing technological and market developments;

•	the timing of our receipt, if any, of milestone payments and royalties under collaborative agreements;

•	the effect of changes and developments in, or termination of, our collaborative, license and other relationships;

•	the terms and timing of any additional collaborative, license and other arrangements that we may establish; and

•	our ability to arrange for the commercialization of our product candidates.

In addition, collaborative arrangements may require us to grant product development programs or licenses to third parties for products that we might otherwise seek to develop or commercialize ourselves which may increase our capital requirements.

For fiscal years 2002 through 2004, our average annual operating expenses (including average non-cash deferred compensation of $2.2 million) were $24.6 million. We are currently expecting operating expenses for the 2005 fiscal year to be between $28.0 million and $30.0 million, excluding any non-cash compensation expense that would result from the award of stock options upon the adoption of SFAS 123(R). As of September 30, 2005, we had $31.3 million in cash and cash equivalents and short-term investments. If our operating expenses in 2005 and 2006 are at the level of our currently expected operating expenses for 2005 and if we do not receive any additional milestone payments under any of our collaboration agreements, we will not have sufficient cash reserves to maintain our level of business activities throughout 2007. Further, our expenses might increase in 2006 and 2007 beyond currently expected levels if any regulatory agency requires us to conduct additional clinical trials, studies or investigations in connection with their consideration, or reconsideration, of our regulatory filings for our product candidates. In addition, we may be required to pay Valeant NA a withdrawal fee of $1.0 million if we do not prevail in our current dispute with them as to whether the withdrawal fee is payable under our MT 300 collaboration agreement.

We may be unable to raise additional equity funds when we desire to do so due to unfavorable market conditions in our industry or generally, or other unforeseen developments in our business. Further, we may not be able to find sufficient debt or equity funding, if at all, on acceptable terms. If we cannot, we may need to delay, reduce or eliminate research and development programs and therefore may not be able to execute our business strategy.

The sale by us of additional equity securities or the expectation that we will sell additional equity securities may have an adverse effect on the price of our common stock.

We depend on key personnel and may not be able to retain these employees or recruit additional qualified personnel, which would harm our research and development efforts.

We are highly dependent on the efforts of our key management and scientific personnel, especially John R. Plachetka, Pharm.D., our Chairman, President and Chief Executive Officer. Dr. Plachetka signed an employment agreement with us on April 1, 1999, as amended and restated on July 25, 2001, for a three-year term with automatic one-year renewal terms. We also entered into employment agreements with certain of our other key management personnel, which provide for one or two-year terms with automatic one-year renewal terms. If we should lose the services of Dr. Plachetka, or are unable to replace the services of our other key personnel who may leave the Company, such as Dr. Marshall E. Reese, Executive Vice President, Product Development, William L. Hodges, Senior Vice President Finance and Administration and Chief Financial Officer, Kristina M. Adomonis, Senior Vice President, Business Development, or Dr. W. James Alexander, Senior Vice President, Product Development, or if we fail to recruit other key scientific personnel, we may be unable to achieve our business objectives. There is intense competition for qualified scientific personnel. Since our business is very science-oriented, we need to continue to attract and retain such people. We may not be able to continue to attract and retain the qualified personnel necessary for developing our business. Furthermore, our future success may also depend in part on the continued service of our other key management personnel and our ability to recruit and retain additional personnel, as required by our business.

Risks Related to our Common Stock and this Offering

Our stock price is volatile, which may result in significant losses to stockholders.

There has been significant volatility in the market prices of biotechnology companies’ securities. Various factors and events may have a significant impact on the market price of our common stock. These factors include:

•	fluctuations in our operating results;

•	announcements of technological innovations, acquisitions or licensing of therapeutic products or product candidates by us or our competitors;

•	published reports by securities analysts;

•	positive or negative progress with our clinical trials or with regulatory approvals of our product candidates;

•	governmental regulation, including reimbursement policies;

•	developments in patent or other proprietary rights;

•	developments in our relationships with collaborative partners;

•	developments in new or pending litigation;

•	public concern as to the safety and efficacy of our products; and

•	general market conditions.

The trading price of our common stock has been, and could continue to be, subject to wide fluctuations in response to these factors, including the sale or attempted sale of a large amount of our common stock into the market. From October 16, 2000, when our common stock began trading on the Nasdaq National Market, through December 5, 2005, the high and low closing prices of our common stock ranged from $2.25 to $21.75. Broad market fluctuations may also adversely affect the market price of our common stock.

Sales of substantial amounts of our common stock in the public market could depress our stock price.

We have not sold shares of common stock in a public offering since our initial public offering in October 2000. Accordingly, we have a relatively small number of shares that are traded in the market and four of our stockholders and their affiliates beneficially hold approximately 34% of our standing shares. Any sales of substantial amounts of our common stock in the public market, including sales or distributions of shares by our large stockholders, or the perception that such sales might occur, could harm the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Further, stockholders’ ownership will be diluted if we raise additional capital by issuing equity securities. We have filed with the Securities and Exchange Commission, and are seeking effectiveness of a shelf registration statement on Form S-3 for this offering under which we may register up to 8,540,000 shares of our common stock for sale to the public in one or more public offerings. These shares will not be registered until the registration statement is declared effective by the Securities and Exchange Commission. Certain selling stockholders named in the prospectus for the registration statement may offer up to 540,000 of such shares, and we would not receive any of the proceeds from sales of those shares.

Anti-takeover provisions in our charter documents and under Delaware law could prevent or delay transactions that our stockholders may favor and may prevent stockholders from changing the direction of our business or our management.

Provisions of our charter and bylaws may discourage, delay or prevent a merger or acquisition that our stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares, and may also frustrate or prevent any attempt by stockholders to change the direction or management of POZEN. For example, these provisions:

•	authorize the issuance of “blank check” preferred stock without any need for action by stockholders;

•	provide for a classified board of directors with staggered three-year terms;

•	require supermajority stockholder approval to effect various amendments to our charter and bylaws;

•	eliminate the ability of stockholders to call special meetings of stockholders;

•	prohibit stockholder action by written consent; and

•	establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

Further, in January 2005 our board of directors adopted a stockholder rights plan, similar to plans adopted by many other publicly-traded companies. The stockholder rights plan is intended to deter an attempt to acquire us in a manner or on terms not approved by our board of directors.

FORWARD-LOOKING STATEMENTS

This registration statement includes “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about our plans, objectives, representations and contentions. These forward-looking statements are not historical facts and typically are identified by use of terms such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and similar words, although some forward-looking statements are expressed differently. You should be aware that the forward-looking statements included herein represent management’s current judgment and expectations, but our actual results, events and performance could differ materially from those in the forward-looking statements. The forward-looking statements are subject to a number of risks and uncertainties, including those discussed herein under “Risk Factors” and include the following:

Risks Related to Our Business

•	the successful development, approval and commercialization of our product candidates;

•	our continued losses and lack of product revenue;

•	our ability to obtain and maintain regulatory approvals;

•	our ability to enter into and maintain collaborations with third parties;

•	our ability to establish or otherwise provide for sales, marketing and distribution capabilities;

•	any delays in the approval of our product candidates or increased costs associated with such approval;

•	our dependence on third parties to manufacture our product candidates;

•	our ability to maintain a competitive position in our industry;

•	our ability to protect our intellectual property rights;

•	our ability to acquire, develop and commercialize additional products or product candidates, or to successfully market approved products;

•	our failure to achieve market acceptance of our approved products;

•	our receipt of third party reimbursements for our approved products;

•	the impact of product liability claims on our business;

•	our access to additional funding and capital; and

•	our dependence on key personnel.

Risks Related to this Offering

•	the volatility of our stock price;

•	the sale of substantial amounts of our common stock; and

•	the anti-takeover provisions in our charter documents, including our stockholder rights plan.

This above list of factors is not exhaustive but merely illustrative of the many factors that may affect our future performance, financial and competitive position and the accuracy of our forward-looking statements. Accordingly, all forward-looking statements must be evaluated with the understanding of their inherent uncertainty. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.

BUSINESS OVERVIEW

Status of Our Product Candidates

Under our MT 400 technology, we seek to develop product candidates that provide acute migraine therapy by combining the activity of two drugs that act by different mechanisms to reduce the pain and associated symptoms of migraine. In June 2003, we signed an agreement with GSK for the development and commercialization of proprietary combinations of one or more of GSK’s triptans and a long-acting NSAID for the U.S. market. The combinations covered by the agreement are among the combinations of our MT 400 technology. Trexima is the proposed brand name for the combination of GSK’s sumatriptan and naproxen sodium in a single tablet being developed pursuant to our agreement with GSK. We commenced a Phase 3 clinical program for Trexima in the second half of 2004. We met with the FDA in April 2005 to discuss the results of our two Phase 3 pivotal trials, along with other information required for the submission of the Trexima NDA. The Trexima NDA submission was made in August 2005 and was accepted for review by the FDA in October 2005. Based upon discussions at the April 2005 pre-NDA meeting, we believe that no additional pre-clinical or clinical trials are necessary; however, we cannot guarantee that additional studies will not be necessary following the FDA’s review of the NDA. In October 2005, we received a $20.0 million payment from GSK, payable under our collaboration agreement with GSK upon the FDA’s acceptance for review of the Trexima NDA. In addition to the two Phase 3 pivotal studies, we have completed a long-term, open label safety study for Trexima, the results of which we believe to be consistent with the six-month safety data we submitted in the Trexima NDA. Further, GSK has funded and is conducting two Phase 3b/4 studies. The additional safety data from the open label study and the Phase 3b/4 studies has submitted to the FDA in December 2005 in a 120-day safety update report to the NDA.

We currently have two exploratory programs in pain-related therapeutic areas. In one of the exploratory programs, we are seeking to identify potential product candidates that combine an acid inhibitor with an NSAID. We have begun exploratory formulation development and clinical studies for combinations of a PPI and an NSAID in a single tablet intended to provide effective control of pain and inflammation with fewer gastrointestinal complications compared to an NSAID taken alone. We have designated this program as our PN/PA suite of product candidates. Our current PN product candidates in this program are PN 100, a combination of lansoprazole and naproxen, and PN 200, a combination of omeprazole and naproxen. Our PA product candidate, PA 325, which is currently in formulation development, is a combination of a PPI and aspirin. We met with the FDA in January 2005 and discussed our proposals for studies to obtain approval of PN 100. At a second meeting with the FDA in September 2005, we reaffirmed our understandings and discussed our development plans for studies to pursue FDA approval of PN 200. Based on those discussions, we believe we should be able to initiate Phase 3 studies of one of our PN product candidates in mid-2006. At the September meeting, we also discussed implications of the FDA’s guidance issued in June 2005 concerning labeling of NSAID-containing products, which resulted from an FDA advisory committee meeting held in February 2005 that addressed the safety of NSAIDs, and, in particular, the cardiovascular risks of COX-2 selective NSAIDs. Based on these discussions, we believe that long-term cardiovascular safety studies may not be required at this time for FDA approval of our PN product candidates containing naproxen. We will continue to evaluate and review with the FDA its expectations and recommendations regarding the efficacy and safety requirements necessary to support approval of NDAs for our PN and PA product candidates.

In our other exploratory program we have begun development work and conducted clinical studies to investigate the development of novel product candidates containing lornoxicam, alone or in combination with other active ingredients, as potential treatments for pain or other indications. This exploratory work is being conducted under an exclusive license agreement with Nycomed, pursuant to which Nycomed licensed to us certain rights to develop and commercialize products containing lornoxicam. As a part of our agreement with Nycomed, we have also granted certain exclusive rights to Nycomed to supply us, or our commercialization partners, if any, with lornoxicam active drug substance for use in the manufacture of any of our lornoxicam product candidates. We filed an IND with the FDA for an oral lornoxicam tablet formulation in 2003 and completed our first human study with this formulation in 2004 in patients undergoing dental surgery. The data from this study confirmed the acute safety profile for lornoxicam in these patients and provided preliminary evidence of efficacy in this pain model. As a result of the February 2005 FDA advisory committee meeting described above, the FDA has indicated that long-term cardiovascular safety studies will be required prior to NDA approval of new NSAID products that may be used on an intermittent or chronic basis, such as our oral lornoxicam product candidate.

We filed an IND with the FDA for an injectable lornoxicam formulation in May 2005 and, in June 2005, received FDA approval to conduct the first human study with this formulation under our IND. Phase 1 studies have been initiated for this injectable formulation and we expect to commence Phase 2 studies in two pain models, bunionectomy and migraine, by the end of 2005. It is anticipated that the injectable formulation will be studied in the management of moderate to severe acute pain in the clinical setting and as such, we believe, based on our discussions with the FDA, that long term cardiovascular safety studies may not be required for NDA approval of this formulation. We will continue to evaluate and discuss with the FDA the clinical and non-clinical study requirements anticipated for approval of our lornoxicam product candidates.

In October 2003, we received a not-approvable letter from the FDA related to our NDA for MT 300, which was submitted in December 2002. Based upon our understandings from our most recent communications with the FDA and our understanding of the current FDA standards for approving migraine drugs, we believe it is not possible to reverse the not approvable status of the NDA for MT 300. We have, therefore, begun discussions with Valeant NA, a subsidiary of Valeant Pharmaceuticals International (formerly Xcel Pharmaceuticals Inc.) regarding termination of our commercialization agreement. On July 21, 2005, we received a letter from Valeant NA seeking payment of a $1 million withdrawal fee required under certain conditions under the agreement. Under the agreement, if we determine that additional studies or data that are required by the FDA for approval of the NDA for MT 300 would jeopardize the commercial viability of MT 300 or exceed our financial resources available for MT 300, we may elect to withdraw the NDA. If we notify Valeant of this situation and Valeant NA elects not to assume control of efforts to seek approval of the NDA, then, under the conditions outlined in the agreement, upon notice from Valeant NA the agreement will terminate and we would be required to pay Valeant

NA a termination fee of $1.0 million. If Valeant NA decides to assume development, it would be credited $1.0 million in development expense. We do not believe that the withdrawal fee is payable under the circumstances of receipt of a not-approvable letter from the FDA. The agreement requires that unresolved disputes by the parties be referred to the respective chief executive officers for resolution. If still unresolved, the agreement provides for binding arbitration. Valeant NA has disputed our conclusion that the withdrawal fee is not payable and has indicated its intention to pursue the dispute resolution provisions provided for under the agreement. We can give no assurance that Valeant NA will agree to termination terms acceptable to us, or that we will not be required to pay Valeant NA the withdrawal fee described above.

In September 2005, we decided to discontinue further development of our product candidate MT 100 in the United States and to reevaluate our European strategy for MT 100. As a part of that reevaluation, we terminated our license and supply agreements with Nycomed for the development and commercialization of MT 100 in Denmark, Norway, Sweden and Finland. In November 2005, we received marketing approval in the UK for MT 100 from the Medicines and Healthcare Products Regulatory Agency (MHRA). We have begun to explore the possibility of selling or otherwise disposing of the MT 100 asset to a third party, although there can be no assurance that we will, or will be able to, consummate such a transaction.

We have financed our operations and internal growth primarily through private placements of preferred stock, our initial public offering and, beginning in 2003, payments received under our collaborations. Beginning in the third quarter of 2003, we began recognizing revenue from initial payments received under our collaboration agreements.

USE OF PROCEEDS

Unless we otherwise specify in the applicable prospectus supplement, we intend to add the net proceeds from the sale of our common stock to our general funds. We may use those funds to finance product acquisitions, to fund research and development and for general corporate and working capital purposes. Our management will have broad discretion in the allocation of net proceeds of the offering. We will not receive any of the proceeds from any sale of our common stock made by the Selling Stockholders.

SELLING STOCKHOLDERS

Our Chief Executive Officer and Chairman of the Board of Directors, John R. Plachetka, may from time to time offer and sell, pursuant to this prospectus and any applicable prospectus supplement, up to an aggregate of 500,000 shares of our common stock which he owns through a Revocable Declaration of Trust. Additionally, one of our directors, Peter J. Wise, may from time to time offer and sell up to an aggregate of 40,000 shares. However, any such sales made by the Selling Stockholders will only be made pursuant to an underwritten public offering.

The following table sets forth, as of August 31, 2005, the number of shares of our common stock that the Selling Stockholders beneficially own and the number of shares being registered for sale. The percentage of outstanding shares beneficially owned after the offering assumes that all of the shares offered by the Selling Stockholders will have been sold.

Selling Stockholders	Number of Shares Owned Prior to the Offering		Number of Shares Being Offered	Number and Percentage of Shares Owned After the Offering
Revocable Declaration of Trust u/a dated January 31, 2000, John R. Plachetka, Trustee	4,162,485	(1)	500,000	3,662,485	9.8
Peter J. Wise	454,464	(2)	40,000	414,464	1.1

(1)

Includes (i) 1,157,808 shares of common stock owned by Silver Hill Investments, LLC, which is 50% owned by the John R. Plachetka (“JRP”) Irrevocable Trust, 40% owned by the JRP Revocable Trust, and 10% owned by the Clare A. Plachetka (“CAP”) Revocable Trust, (ii) 2,235,962 shares owned by the JRP Revocable Trust, (iii) 263,770 shares owned by the CAP Revocable Trust, (iv) 22,631 shares owned by the JRP Irrevocable Trust, (v) 466,986 shares issuable pursuant to options exercisable and restricted stock units vested within 60 days, and (vi) 15,328 shares held by two daughters with may be deemed to be beneficially owned.

(2)	Includes 50,000 shares of common stock issuable pursuant to options exercisable within 60 days.

PLAN OF DISTRIBUTION

We may sell the shares of common stock through underwriters, through dealers or agents or directly to purchasers. We will describe in the prospectus supplement, the particular terms of any offering of our shares of common stock, including the following:

•	the names of any underwriters;

•	the purchase price and the proceeds we will receive from the sale;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers; and

•	any other information that we think is important.

The Selling Stockholders may from time to time offer and sell, pursuant to this prospectus and any applicable prospectus supplement, up to an aggregate of 540,000 shares of our common stock. In addition, the Selling Stockholders may offer and sell shares of common stock in the open market pursuant to Rule 144.

If we use underwriters in the sale, the shares of common stock may either be offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. The shares of common stock will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, either at a fixed public offering price, or at varying prices determined at the time of sale. Unless otherwise described in the prospectus supplement, the obligations of the underwriters to purchase shares of common stock will be subject to conditions precedent, and the underwriters will be obligated to purchase all the shares of common stock of a series if any are purchased. Underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from the purchasers of the shares of common stock for whom they may act as agent. Underwriters may sell these securities to or through dealers. These dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they act as agent. Any initial offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Shares of common stock may be sold directly by us or through agents designated by us from time to time. Any agent involved in the offer or sale of the common stock for which this prospectus is delivered will be named, and any commissions payable by us to that agent will be set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

We may authorize agents or underwriters to solicit offers by certain types of institutions to purchase shares of common stock from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts. These contracts will provide for payment and delivery on a specified date in the future. The conditions to these contracts and the commissions payable for solicitation of such contracts will be set forth in the applicable prospectus supplement.

In connection with an underwritten offering of the shares of common stock, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of the common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares than we have actually sold to them. The underwriters may elect to cover any short position by purchasing shares in the open market or by exercising the over-allotment option granted to the underwriters. In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price at a level above that which might otherwise prevail in the open market, and these transactions may be discontinued at any time. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales. No representation is made as to the magnitude or effect of these activities.

Agents, dealers and underwriters may be entitled to indemnification by us against civil liabilities arising out of this prospectus, including liabilities under the Securities Act of 1933, or to contribution for payments which the agents, dealers or underwriters may be required to make relating to those liabilities. Agents, dealers and underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

Any underwriter may make a market in the common stock, but will not be obligated to do so, and may discontinue any market making at any time without notice. We can not and will not give any assurances as to the liquidity of the trading market for our common stock.

The Company has agreed to bear all of the expenses incurred by it in connection with the registration of the shares of common stock offered under this prospectus, except for any legal fees or similar expenses incurred by the Selling Stockholders.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. In addition, we maintain a website at http://www.pozen.com and make available free of charge on this website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” much of the information we file with them under Commission File No. 000-31719, which means that we can disclose important information to you by referring you to those publicly available documents. All of the information that we incorporate by reference is considered to be part of this prospectus, and any of our subsequent filings with the SEC will automatically update and supersede this information. This prospectus incorporates by reference the documents listed below and any future filings made by POZEN with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, except for information furnished under Items 2.02 or 7.01 of Current Report on Form 8-K, or exhibits related thereto, until the filing of a post-effective amendment to this prospectus which indicates that all securities registered have been sold or which deregisters all securities then remaining unsold:

•	our annual report on Form 10-K for the year ended December 31, 2004, filed on March 9, 2005;

•	our proxy statement for our annual meeting of stockholders, filed on April 14, 2005;

•	our quarterly report on Form 10-Q for the quarter ended March 31, 2005, filed April 29, 2005;

•	our quarterly report on Form 10-Q for the quarter ended June 30, 2005, filed August 3, 2005;

•	our quarterly report on Form 10-Q for the quarter ended September 30, 2005, filed November 9, 2005;

•	our current report on Form 8-K, filed January 7, 2005, as amended on January 18, 2005;

•	our current report on Form 8-K, filed on January 13, 2005;

•	our current report on Form 8-K, filed on February 28, 2005;

•	our current report on Form 8-K, filed on April 28, 2005;

•	our current report on Form 8-K, filed on July 28, 2005;

•	our current report filed on Form 8-K, filed on August 5, 2005;

•	our current report on Form 8-K, filed on September 23, 2005;

•	our current report on Form 8-K, filed on October 27, 2005;

•	our description of common stock contained in our registration statement on Form 8-A, filed on October 6, 2000, (File No. 000-31719), as amended in our registration statement on Form 8-A, filed on January 12, 2005 (File No. 000-31719); and

•	all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act after the date of this Amendment No. 4 to the registration statement and prior to the effectiveness of the registration statement.

We will provide, upon written or oral request, to each person to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. You may request a copy of these filings, at no cost, by writing us at POZEN Inc., 1414 Raleigh Road, Suite 400, Chapel Hill, North Carolina 27517. Our telephone number is (919) 913-1030.

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The selling stockholders will not make an offer of these shares in any jurisdiction where the offer is not permitted. You should not assume that information in this prospectus or any supplement is accurate as of any date other than the date on the front of these documents.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Morgan, Lewis & Bockius LLP, Princeton, New Jersey. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

EXPERTS

The consolidated financial statements of POZEN Inc. appearing in POZEN Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2004 and POZEN Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

8,540,000 Shares

POZEN INC.

Common Stock

Prospectus

December     , 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following table sets forth an estimate of the costs and expenses payable by POZEN Inc. in connection with the offering described in this registration statement. All of the amounts shown are estimates except the Securities and Exchange Commission (“SEC”) registration fee:

Securities and Exchange Commission Registration Fee	$12,886.83
Printing	50,000.00
Accounting Services	50,000.00
Legal Fees	150,000.00
Miscellaneous	0

Total	$262,886.83

Item 15.	Indemnification of Directors and Officers

Article Eighth of our charter limits the monetary liability of each of our directors to us and our stockholders for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to us and our stockholders, (2) for acts and omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the Delaware General Corporation Law, (4) for any transaction from which the director derived an improper personal benefit or (5) for acts or omissions occurring prior to adoption of the charter. Article Ninth of our charter and Section 145 of the Delaware General Corporation Law provide for indemnification of our officers and directors for liabilities and expenses that they may incur in such capacities, subject to the procedures and limitations stated therein. In general, officers and directors are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, our best interests, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. We refer you to our charter and by-laws which are filed as exhibits to Amendment No. 2 to our Registration Statement on Form S-1 (File No. 333-35930).

We have an insurance policy which insures our directors and officers that insures our directors and officers, within the limits and subject to the limitations of the policy, against certain expenses in connection with the defense of actions, suits or proceedings, and certain liabilities that might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been directors or officers.

Item 16.	Exhibits

The exhibits filed as part of this registration statement are as follows:

Exhibit Number	Description
4.1	Amended and Restated Certificate of Incorporation of the Company. (Incorporated by reference to Exhibit 3.1 to Amendment No. 2 to the Registration Statement on Form S-1 of the Company filed August 11, 2000, File No. 333-35930)

4.2	Amended and Restated By-Laws of the Company. (Incorporated by reference to Exhibit 3.5 to Amendment No. 2 to the Registration Statement on Form S-1 of the Company filed August 11, 2000, File No. 333-35930)

4.3	Certificate of Designations of Series A Junior Participating Preferred Stock (Incorporated by reference to Exhibit 3.1 to the Registrant’s current report on 8-K filed on January 13, 2005)

Exhibit Number	Description

5.1*	Opinion of Morgan, Lewis & Bockius LLP(1)

23.1*	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1)

23.2	Consent of Ernst & Young LLP

24.1*	Powers of Attorney

*	Previously filed
(1)	The Opinion of Morgan, Lewis & Bockius LLP filed as Exhibit 5.1 to Amendment No. 2 to the Registration Statement on Form S-3 of the Company filed on September 16, 2005, File No. 333-112461 supersedes the previously filed Opinion of Morgan, Lewis & Bockius LLP.

Item 17.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Sections 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chapel Hill, State of North Carolina, on this 12th day of December 2005.

POZEN INC.

By:	/s/ JOHN R. PLACHETKA
John R. Plachetka, Pharm. D
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1933, as amended, this Amendment No. 3 to the registration statement has been signed below by the following persons in the capacities indicated and on the dates indicated.

	Signature	Title	Date

By:	/s/ JOHN R. PLACHETKA John R. Plachetka	President and Chief Executive Officer (principal executive officer)	December 12, 2005

By:	/s/ WILLIAM L. HODGES William L. Hodges	Senior Vice President Finance and Administration and Chief Financial Officer (principal financial officer)	December 12, 2005

By:	/s/ JOHN E. BARNHARDT John E. Barnhardt	Vice President, Finance and Administration (principal accounting officer)	December 12, 2005

By:	* James R. Butler	Director	December 12, 2005

By:	* Arthur S. Kirsch	Director	December 12, 2005

By:	* Kenneth B. Lee, Jr.	Director	December 12, 2005

By:	* Paul J. Rizzo	Director	December 12, 2005

By:	* Bruce A. Tomason	Director	December 12, 2005

By:	* Peter J. Wise	Director	December 12, 2005

By:	* Ted G. Wood	Director	December 12, 2005

* By:	/s/ JOHN R. PLACHETKA John R. Plachetka (Attorney-in-fact)		December 12, 2005

INDEX TO EXHIBITS

Exhibit Number	Description
4.1	Amended and Restated Certificate of Incorporation of the Company. (Incorporated by reference to Exhibit 3.1 to Amendment No. 2 to the Registration Statement on Form S-1 of the Company filed August 11, 2000, File No. 333-35930)

4.2	Amended and Restated By-Laws of the Company. (Incorporated by reference to Exhibit 3.5 to Amendment No. 2 to the Registration Statement on Form S-1 of the Company filed August 11, 2000, File No. 333-35930)

4.3	Certificate of Designations of Series A Junior Participating Preferred Stock (Incorporated by reference to Exhibit 3.1 to the Registrant’s current report on 8-K filed on January 13, 2005)

5.1*	Opinion of Morgan, Lewis & Bockius LLP(1)

23.1*	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1)

23.2	Consent of Ernst & Young LLP

24.1*	Powers of Attorney

*	Previously filed
(1)	The Opinion of Morgan, Lewis & Bockius LLP filed as Exhibit 5.1 to Amendment No. 2 to the Registration Statement on Form S-3 of the Company filed on September 16, 2005, File No. 333-112461, supersedes the previously filed Opinion of Morgan, Lewis & Bockius LLP.